UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

I-MAB (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity of China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023, other than C-Bridge entities (including the ultimate controller of the C-Bridge entities, Mr. Wei Fu), Hillhouse entities, GIC Private Limited, Infini Master Fund and Dr. Jingwu Zhang Zang.

●	C-Bridge entities referred to IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited and Everest Medicines Limited, the entities that directly held an aggregate number of 29,448,395 ordinary shares of the Company as of December 31, 2022, as reported in a Schedule 13G/A filed with the SEC on February 15, 2023. Each of IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited is ultimately controlled by C-Bridge Capital GP, Ltd, whose sole director is Mr. Wei Fu. Meanwhile, Everest Medicines Limited (HKEX: 1952) is a public company listed on the Hong Kong Stock Exchange and is controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. To the Company’s knowledge, none of the C-Bridge entities is owned or controlled by a governmental entity of China. Assuming C-Bridge entities’ beneficial ownership in the Company does not change since December 31, 2022, it represented 15.3% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

●	Hillhouse entities referred to HH IMB Holdings Limited, YHG Investment, L.P. and HHLR Fund, L.P., the entities that held an aggregate number of 16,520,560 ordinary shares of the Company as of September 23, 2021, as reported in a Schedule 13D/A filed with the SEC on September 27, 2021. HHLR Advisors, Ltd. acts as the sole investment manager of YHG Investment, L.P. and the sole management company of HHLR Fund, L.P. HHLR Advisors, Ltd. is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by YHG Investment, L.P. and HHLR Fund, L.P. Hillhouse Investment Management, Ltd. acts as the sole management company of Hillhouse Fund IV, L.P., which in turn owns HH IMB Holdings Limited. Hillhouse Investment Management, Ltd. is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the voting ordinary shares held by HH IMB Holdings Limited. The directors of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. and Mr. Lei Zhang is the Founder and President of each of HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd. To the Company’s knowledge, none of the Hillhouse entities is owned or controlled by a governmental entity of China. Assuming Hillhouse entities’ beneficial ownership in the Company does not change since September 23, 2021, it represented 8.6% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

●	GIC Private Limited is a fund manager wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. GIC Private Limited beneficially owned 12,131,203 ordinary shares of the Company as of December 31, 2022, as reported in a Schedule 13G/A filed with the SEC on February 7, 2023. To the Company’s knowledge, GIC Private Limited is not owned or controlled by a governmental entity of China. Assuming GIC Private Limited’s beneficial ownership in the Company does not change since December 31, 2022, it represented 6.3% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

●	Infini Master Fund is an exempted company incorporated in the Cayman Islands with limited liability that beneficially owned 5,004,206 American depositary shares (“ADSs”) (representing 11,509,674 ordinary shares) of the Company as of May 31, 2022, as reported in a Schedule 13G/A filed with the SEC on June 13, 2022. Infini Master Fund’s manager is Infini Capital Management Limited, a private company limited by shares incorporated in Hong Kong. To the Company’s knowledge, Infini Master Fund is not owned or controlled by a governmental entity of China. Assuming Infini Master Fund’ beneficial ownership in the Company does not change since May 31, 2022, it represented 6.0% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

●	Dr. Jingwu Zhang Zang is the founder and the chairman of the board of directors of the Company. As of March 31, 2023, Dr. Zang, through himself, The 2019 Hasselt Revocable Trust, The Doctor Zang 2020 Dynasty Trust and Mabcore Limited, beneficially owned 10,689,505 ordinary shares (including 799,306 ordinary shares in the form of ADSs) of the Company, representing 5.5% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

●	The directors and senior management of the Company, including Dr. Jingwu Zhang Zang and Mr. Wei Fu, beneficially owned 21.4% of the issued and outstanding ordinary shares of the Company as of March 31, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on May 1, 2023 for more details.

In addition, the Company is not aware of any governmental entity of China that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Richard Yeh
Name	:	Richard Yeh
Title	:	Director, Chief Operating Officer and Interim Chief Financial Officer

Date: May 1, 2023